UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

COMMISSION FILE NUMBER: 1-11656

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

GENERAL GROWTH MANAGEMENT
SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

GENERAL GROWTH PROPERTIES, INC.
110 NORTH WACKER DRIVE
CHICAGO, ILLINOIS 60606
(312) 960-5000

GENERAL GROWTH MANAGEMENT
SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

INDEX TO FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of net assets available for benefits as of December 31, 2004 and 2003	2

Statement of changes in net assets available for benefits for the year ended December 31, 2004	3

Notes to financial statements	4-7

SUPPLEMENTAL SCHEDULE:

Schedule of assets (held at the end of year) as of December 31, 2004	8-9

(b) Exhibit Index
23.1 Consent of Deloitte & Touche LLP	11

Note:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
General Growth Management Savings and Employee Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of the General Growth Management Savings and Employee Stock Ownership Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at the end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Chicago, Illinois

June 29, 2005

GENERAL GROWTH MANAGEMENT SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2004 AND 2003

	December 31,
	2004	2003
ASSETS:
Participant-directed investments:
Registered investment companies	$74,090,483	$67,199,682
Employer stock fund	63,090,915	50,599,567
Vanguard Retirement Savings Trust	9,691,127	—
Vanguard Brokerage Option	1,547,311	—
CIGNA Direct	—	1,377,372
Outstanding participant loans	2,837,471	2,434,995

Total investments	151,257,307	121,611,616

Receivables:
Employer contributions	1,724,852	1,358,443
Participant contributions	8,180	234,184
Other receivables	65,328	—

Total receivables	1,798,360	1,592,627

Total assets	153,055,667	123,204,243

LIABILITIES:
Other liabilities	425,199	—

NET ASSETS AVAILABLE FOR BENEFITS	$152,630,468	$123,204,243

The accompanying notes are an integral part of these financial statements.

GENERAL GROWTH MANAGEMENT SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2004

ADDITIONS:
Interest and dividend income	$3,662,676
Contributions:
Participants	8,276,224
Employer	5,259,036
Rollover deposits	2,762,359

Total contributions	16,297,619
Net appreciation in fair value of investments	22,446,075

Total additions	42,406,370

DEDUCTIONS:
Benefits paid to participants	12,950,721
Administrative expenses	29,424

Total deductions	12,980,145

NET INCREASE IN PLAN ASSETS	29,426,225

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	123,204,243

End of year	$152,630,468

The accompanying notes are an integral part of these financial statements.

GENERAL GROWTH MANAGEMENT SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1. Description of Plan and Significant Plan Provisions

The following description of the General Growth Management Savings and Employee Stock Ownership Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement, which may be obtained from Plan management, for a more complete description of the Plan’s provisions.

General: General Growth Management, Inc. (the “Company”) is the Plan Sponsor and Plan Administrator. The Company elected to change Plan trustees during 2004. CG Trust Company was the trustee of the Plan prior to October 8, 2004. On October 8, 2004, Vanguard Fiduciary Trust Company (“VFTC”) became the trustee of the Plan. The Plan is designed to encourage and assist eligible employees to adopt a regular program of savings to provide for their retirement. The Plan is a defined contribution plan covering all full-time and part-time (as defined) employees of the Company and GGP Limited Partnership, of which the Company is a wholly-owned subsidiary (collectively, the “Employers”), who have completed one month of service and attained age twenty-one. Certain individuals at locations managed by the Employers are either employees of companies not owned or controlled by the Employers or are covered by other qualified plans and therefore are not eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and the financial statements and schedule presented have been prepared in accordance with the financial reporting requirements of ERISA.

Contributions: Under the terms of the Plan, subject to certain limitations, each participant is allowed to make before-tax contributions in 1% increments up to 50% of gross earnings, as defined. The Internal Revenue Code (“IRC”) imposes, among other things, a dollar limitation on the amount of before-tax contributions for a calendar year. For 2004, a participant’s before-tax contribution was generally limited to $13,000. Also for 2004, participants age 50 and over were eligible to contribute a before-tax catch-up contribution of up to $3,000. The Company adds to a participant’s account through a matching contribution up to 5% of the participant’s annual earnings contributed to the Plan. The Company will match 100% of the first 4% of earnings contributed by each participant and 50% of the next 2% of earnings contributed by each participant.

Participant accounts: Separate accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, rollover deposits and allocations of the Company’s contribution and Plan earnings, and charged with an allocation of Plan losses and administrative expenses. Allocations are based on account balances. The benefit to which a participant is entitled is limited to the benefit that can be provided from the participant’s vested account. Participants designate which investment option or combination of options in which their contributions and the Company’s matching contributions are to be invested.

     At December 31, 2004, the Plan offered the following investment options:

•	Seventeen registered investment companies which offer investments in stocks, bonds and cash-equivalents

•	Vanguard Retirement Savings Trust which offers six fund options that shift investment securities from stocks to bonds based on a participant’s estimated retirement date

•	Vanguard Brokerage Option which offers direct investment in registered investment companies, stocks, bonds and cash-equivalents

•	Common stock of the Company’s ultimate parent, General Growth Properties, Inc. (“GGPI”), a publicly-traded real estate investment trust

GENERAL GROWTH MANAGEMENT SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Participant loans: Participants may borrow against their account, subject to certain administrative rules. The minimum loan that will be made is $1,000 and the total of any individual participant’s loan or loans may never exceed 50% of the participant’s total vested account balance or $50,000, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at the prime rate on the first business day of the month in which the loan is made plus one percent. The term of a loan may not exceed five years, unless the loan qualifies as a primary residence loan, in which case, the term may not exceed 20 years. Principal and interest are due each pay period. Participant loans are due and payable immediately upon termination of employment.

Vesting and Forfeitures: Participants are vested immediately in employee and employer contributions.

Prior to January 1, 1998, Employer contributions and the earnings or losses thereon vested over a six-year period, which ended December 31, 2003. Terminated participants that did not elect to withdraw their assets could defer their assets, including nonvested Employer contributions, for up to five years. If the Participant does not return to the Plan within the five year break-in-service period, nonvested Employer contributions are forfeited. Terminated participants that withdrew their vested assets from the Plan prior to the vesting period forfeited any nonvested Employer contributions.

Forfeitures, including prior period amounts resolved as a result of certain Operational Failures (as defined and further discussed in Note 4), are used to reduce Employer contributions and totaled $79,261 in 2004.

Termination: Although it has not expressed any intent to do so, the Company reserves the right to partially or completely terminate the Plan, subject to the provisions of the Plan and ERISA. Upon a complete or partial termination of the Plan, all participants will be entitled to a distribution.

Payment of benefits: Upon termination of service due to death, disability, retirement on or after attaining the Plan’s normal retirement age of 60, or termination of employment, the balances in the participant’s separate accounts may be paid in lump sum to the participant or the participant’s beneficiary in the event of death. A participant may withdraw contributions by claiming hardship, as defined by the Plan. All distributions will be made in cash, unless the participant elects to receive common stock of GGPI.

NOTE 2. Summary of Significant Accounting Policies

Basis of accounting: The financial statements were prepared using the accrual method of accounting.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting periods. Actual results could differ from these estimates.

Valuation of investments and participant loans: The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Units of the Vanguard Retirement Savings Trust are valued at net asset value at year-end. GGPI common stock is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Equity securities are valued at last quoted sales price as of the close of the trading at year-end; such securities not traded on the year-end date are valued at the last quoted

GENERAL GROWTH MANAGEMENT SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

bid prices. Fixed income securities are valued using the last quoted bid price. Participant loans are valued at cost which approximates fair value.

Investment transactions: Investment income is recorded and allocated daily to the participants’ accounts. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividends are recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Administrative expenses: All administrative expenses, other than investment management fees and loan processing and maintenance fees, are paid by the Company.

Payment of benefits: Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who had elected to withdraw from the Plan, but had not yet been paid, at December 31, 2004 and 2003.

NOTE 3. Investments

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits:

	December 31,
	2004	2003
GGPI common stock	$63,090,915	$50,599,567
Royce Total Return, Financial Intermediary	17,023,082	—
Artisan Mid-Cap Fund, Investor	9,837,910	—
Vanguard Retirement Savings Trust	9,691,127	—
Small Cap Value/Perkins Wolf McDonnell	—	14,942,722
Charter Guaranteed Income Fund	—	8,691,394
INVESCO Dynamics Account	—	6,832,836
Times Square Bond Fund	—	4,892,407
Janus Worldwide Account	—	4,478,671

During 2004, the Plan’s investments (including net gains and losses on investments bought and sold, as well as held during the year) increased in value as follows:

Registered investment companies	$7,450,573
Vanguard Brokerage Option, net	132,702
GGPI common stock, net	14,862,800
Net appreciation in fair value of investments	$22,446,075

As of December 31, 2003, the Plan had a benefit-responsive investment contract with CIGNA’s Connecticut General Life Insurance Company (“Connecticut General”). Connecticut General maintained the contributions in the Charter Guaranteed Income Fund account (the “Account”). The Account was credited with earnings on the underlying investments and charged for losses, participant withdrawals and administrative expenses. The contract was included in the financial statements at December 31, 2003 at contract value as reported to the Plan by Connecticut General. Contract value represented contributions made under the contract, plus earnings and less losses, participant withdrawals and administrative expenses. Participants were ordinarily able to direct the withdrawal or transfer of all or a portion of their investment at contract value. There were no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield for the year ended December 31, 2003 was approximately 2.88%. The crediting interest rate was approximately 2.90% at December 31, 2003. The crediting interest rate was based on a formula agreed upon with the issuer. Such interest rates were reviewed on a quarterly basis for resetting.

NOTE 4. Income Tax Status

The Plan received its latest determination letter on June 18, 2002, applicable for Plan amendments adopted on February 21, 2002, in which the Internal Revenue Service (the “IRS”) stated the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been subsequently amended;

GENERAL GROWTH MANAGEMENT SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

however, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and that the Plan continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

In October 2004, the Company requested consideration from the IRS under the Voluntary Correction Program of the Employee Plans Compliance Resolution System described in Revenue Procedure 2003-44 to resolve certain Operational Failures (within the meaning of Section of 5.01(2)(b) of Revenue Procedure 2003-44) related to Participant and Employer matching contributions and Participant eligibility in the Plan. The Company has resolved each of the Operational Failures and is awaiting confirmation from the IRS that their application was accepted.

NOTE 5. Risks and Uncertainties

The Plan provides for investment in various investment securities. The investments of the Plan are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in values of investments in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

NOTE 6. Related-party Transactions

The Plan allows participants to invest in GGPI common stock.

The Plan invests in shares of registered investment companies managed by an affiliate of VFTC. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules. No fees were paid by the Company to VFTC subsidiaries during the period October 8 through December 31, 2004. Fees paid by the Company to CIGNA subsidiaries (including CG Trust Company) totaled $38,334 during the period January 1 through October 7, 2004. Fees paid by participants, which reduced plan net assets, were $29,424 in 2004.

NOTE 7. Subsequent Event

On November 11, 2004, GGPI acquired The Rouse Company. Effective as of April 1, 2005, The Rouse Company Retirement Savings Plan was merged into the Plan.

GENERAL GROWTH MANAGEMENT SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN

SUPPLEMENTAL SCHEDULE
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2004

Identity of Issue	Description of Investment		Fair Value

Mutual Funds:
American Funds EuroPacific Growth Fund, R4	Registered Investment Company	*	$7,492,659
American Funds Growth Fund of America, R4	Registered Investment Company	*	5,847,751
Artisan Mid-Cap Fund, Investor	Registered Investment Company	*	9,837,910
Cohen & Steers Equity Income Fund-I	Registered Investment Company	*	1,346,087
Davis New York Venture A	Registered Investment Company	*	4,477,321
Lord Abbett Mid Cap Value A	Registered Investment Company	*	5,586,443
Royce Total Return, Financial Intermediary	Registered Investment Company	*	17,023,082
Vanguard 500 Index Fund	Registered Investment Company	*	4,999,850
Vanguard Explorer Fund	Registered Investment Company	*	1,133,056
Vanguard Extended Market Index Fund	Registered Investment Company	*	302,798
Vanguard Intermediate-Term Bond Index Fund	Registered Investment Company	*	5,505,837
Vanguard Target Retirement Fund 2005	Registered Investment Company	*	496,090
Vanguard Target Retirement Fund 2015	Registered Investment Company	*	1,352,191
Vanguard Target Retirement Fund 2025	Registered Investment Company	*	5,436,147
Vanguard Target Retirement Fund 2035	Registered Investment Company	*	1,878,862
Vanguard Target Retirement Fund 2045	Registered Investment Company	*	1,258,841
Vanguard Target Retirement Income Fund	Registered Investment Company	*	115,558

			74,090,483
Vanguard Retirement Savings Trust	Common/Collective Trust	*	9,691,127
			83,781,610

Employer Stock Fund	General Growth Properties, Inc. - Common Stock	*	63,090,915

Vanguard Brokerage Option:
Cash	Interest Bearing Cash	*	12
Bank Amer Corp Sr Internotes	Corporate Debt Instruments	*	10,999
ARCO Chem Co Debentures	Corporate Debt Instruments	*	11,400
Borden Inc Debentures	Corporate Debt Instruments	*	11,490
Ford Motor Co Del Debentures	Corporate Debt Instruments	*	16,538
U.S. West Communications Inc	Corporate Debt Instruments	*	9,405
AETNA US Healthcare Inc Com	Common Stock	*	62,375
AFLAC Inc	Common Stock	*	7,988
AK STL Hldg Corp Com	Common Stock	*	43,410
ALCON Inc Com Shs ISIN#CH0013826497	Common Stock	*	40,300
Aleris Intl Inc Com	Common Stock	*	60,912
Amazon Com Inc	Common Stock	*	8,858
Amerada Hess Corporation	Common Stock	*	41,190
Apple Computer Inc	Common Stock	*	6,440
Applied Materials Inc	Common Stock	*	855
Best Buy Company	Common Stock	*	8,141
Canadian Natural Resltd	Common Stock	*	42,783
Caremark Rx Inc	Common Stock	*	7,886
Ceradyne Inc Calif Com	Common Stock	*	28,605
Chesapeake Energy Corp	Common Stock	*	5,775
Christopher & Banks Corp Com	Common Stock	*	1,845
Cooper Cos Inc Com New	Common Stock	*	42,354
Cree Inc Com	Common Stock	*	2,004
Devon Energy Corp New Com	Common Stock	*	9,341
Ebay Inc Com	Common Stock	*	69,768

GENERAL GROWTH MANAGEMENT SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN

SUPPLEMENTAL SCHEDULE
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2004

Identity of Issue	Description of Investment		Fair Value

Vanguard Brokerage Option: (Continued)
Exxon Mobil Corp Com	Common Stock	*	20,504
Flextronics Intl Ltdord Shs	Common Stock	*	691
Ford Motor Co Del Com Par	Common Stock	*	2,948
General Electric Co Com	Common Stock	*	20,075
Hanover Compressor Co Hldg Co	Common Stock	*	5,652
Hershey Foods Corp	Common Stock	*	22,216
Home Depot Inc Com	Common Stock	*	2,141
Hot Topic Inc Com	Common Stock	*	1,925
Imperial Oil Ltd Com	Common Stock	*	41,577
Investors Financial Services Corp	Common Stock	*	29,988
JDS Uniphase Corp	Common Stock	*	159
Knowledgemax Inc Com	Common Stock	*	—
Kohls Corporation	Common Stock	*	2,459
Medarex Inc	Common Stock	*	21,560
Medtronic Inc	Common Stock	*	2,484
Nautilus Group Inc Com	Common Stock	*	29,004
Network Appliance Corp	Common Stock	*	13,288
Nextel Communs Inc Class A	Common Stock	*	30,000
Pentair Inc	Common Stock	*	17,424
Polymedica Corp	Common Stock	*	7,490
Portal Software Inc Com New	Common Stock	*	27
PPL Corp Com	Common Stock	*	10,656
Qlogic Corp	Common Stock	*	1,837
Redback Networks Inc Com New	Common Stock	*	5
Republice Bancorp Inccom	Common Stock	*	5,730
Research in Motion Ltd Com	Common Stock	*	41,210
Rowan Cos Inc	Common Stock	*	10,360
Sanmina Corp	Common Stock	*	424
Sky West Inc Com	Common Stock	*	20,060
Starbucks Corp	Common Stock	*	56,124
Transocean Sedco Forex Inc Com	Common Stock	*	16,956
Triquint Semiconductor Inc	Common Stock	*	31
Xyratex Ltd Com ISIN#BMG982681089	Common Stock	*	8,240
Vanguard GNMA Fund Investor Shares	Registered Investment Company	*	335,499
Alliance Institutional Reserves — Prime	Registered Investment Company	*	74,941
American Century Capital Portfolios, Inc	Registered Investment Company	*	17,218
Dodge & Cox Stock Fund	Registered Investment Company	*	27,460
The Royce Fund: Royce Total Return Fund	Registered Investment Company	*	5,153
Vanguard 500 Index Fund Investor Shares	Registered Investment Company	*	93,121

Subtotal Vanguard Brokerage Option			1,547,311

Outstanding Participant Loans	5% - 11%, maturing 2005 to 2024	*	2,837,471

Total			$151,257,307

Note: Cost information is not required for participant-directed investments.
* Sponsored by a party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GENERAL GROWTH MANAGEMENT SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

General Growth Management, Inc., as Administrator
June 29, 2005	/s/ ROBERT A. MICHAELS
Robert A. Michaels
President

EXHIBIT INDEX

EXHIBIT
NO.	DESCRIPTION
23.1	Consent of Deloitte & Touche LLP